CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND

TWELVE MONTHS ENDED MAY 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Metalla Royalty & Streaming Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position as of December 31, 2020, May 31, 2020 and June 1, 2019, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the seven months ended December 31, 2020 and the year ended May 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, May 31, 2020 and June 1, 2019 and the results of its financial performance and its cash flows for the seven months ended December 31, 2020 and the year ended May 31, 2020, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Presentation Currency

As discussed in Note 2(c) to the consolidated financial statements, during the period ended December 31, 2020 the Company retroactively changed its presentation currency from the Canadian dollar to the U.S. dollar.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the (consolidated) financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

//s// KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2017.

Vancouver, Canada
March 25, 2021

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States Dollars)

		As at
	Notes	December 31,	May 31,	June 1,
		2020	2020	2019
			(Restated -	(Restated -
ASSETS			Note 2(c))	Note 2(c))
Current assets
Cash	3	$5,299,904	$3,600,409	$3,529,414
Accounts receivable		1,813,575	177,919	249,433
Current portion of derivative royalty asset	5	2,416,461	-	-
Prepaid expenses and other		783,848	233,368	263,660
Total current assets		10,313,788	4,011,696	4,042,507

Non-current assets
Royalty, stream, and other interests	4	63,732,457	47,976,215	43,137,849
Derivative royalty asset	5	4,016,149	-	-
Investment in Silverback	6	1,668,851	1,516,672	1,680,288
Total non-current assets		69,417,457	49,492,887	44,818,137
TOTAL ASSETS		$79,731,245	$53,504,583	$48,860,644

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables	7	$1,772,304	$1,417,978	$1,234,827
Total current liabilities		1,772,304	1,417,978	1,234,827

Non- current liabilities
Loans payable	8	3,062,706	3,523,570	2,146,124
Deferred income tax liabilities	10	511,358	506,291	111,349
Total non-current liabilities		3,574,064	4,029,861	2,257,473
Total liabilities		5,346,368	5,447,839	3,492,300

EQUITY
Share capital	11	98,130,183	70,693,830	63,685,213
Reserves		11,233,630	6,895,527	5,262,898
Deficit		(34,978,936)	(29,532,613)	(23,579,767)
Total equity		74,384,877	48,056,744	45,368,344
TOTAL LIABILITIES AND EQUITY		$79,731,245	$53,504,583	$48,860,644

Events after reporting date (Note 16)

These consolidated financial statements were authorized for issuance by the Board of Directors on March 25, 2021.

Approved by the Board of Directors

             "Brett Heath"             Director                        "Terry Krepiakevich"          Director

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in United States Dollars, except for share amounts)

		Seven months	Twelve months
		ended	ended
		December 31,	May 31,
	Notes	2020	2020
			(Restated -
			Note 2(c))
Revenue from royalty interests	9	$1,309,652	$69,217
Revenue from stream interest	9	-	2,699,607
Total revenue		1,309,652	2,768,824
Cost of sales, excluding depletion		-	(1,058,749)
Depletion on royalty and stream interests	4	(869,360)	(698,840)
Gross profit		440,292	1,011,235

General and administrative expenses		(2,710,300)	(3,275,233)
Share-based payments	11	(1,632,131)	(1,564,752)
Loss from operations		(3,902,139)	(3,828,750)

Share of net income of Silverback	6	152,179	75,069
Mark-to-market gain on derivative royalty asset	5	269,236	-
Interest expense	8	(424,104)	(701,011)
Finance charges	8	(187,680)	(334,410)
Accretion and other expenses		(12,441)	(9,312)
Fair value adjustment on marketable securities		17,851	9,575
Foreign exchange gain (loss)		(171,688)	86,554
Loss before income taxes		(4,258,786)	(4,702,285)
Current income tax recovery (expense)	10	(181,315)	98,695
Deferred income tax recovery (expense)	10	(305,708)	181,063
Net loss		$(4,745,809)	$(4,422,527)

Earnings (loss) per share - basic and diluted		$(0.13)	$(0.13)
Weighted average number of shares outstanding - basic and diluted		37,795,299	33,887,938

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)

		Seven months	Twelve months
		ended	ended
		December 31,	May 31,
		2020	2020
	Notes		(Restated -
			Note 2(c))

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(4,745,809)	$(4,422,527)
Items not affecting cash:
Share of net income of Silverback	6	(152,179)	(75,069)
Mark-to-market gain on derivative royalty asset	5	(269,236)	-
Depletion and amortization		872,213	715,945
Interest and accretion expense		424,104	701,011
Finance charges		187,680	334,410
Share-based payments		1,632,131	1,564,752
Deferred income tax expense (recovery)		305,708	(181,063)
Fair value adjustment on marketable securities		(17,851)	(9,575)
Unrealized foreign exchange effect		(35,291)	23,729
		(1,798,530)	(1,348,387)
Changes in non-cash working capital items:
Accounts receivable		(595,556)	71,513
Prepaid expenses and other		(536,952)	60,748
Trade and other payables		354,327	21,308
Net cash used in operating activities		(2,576,711)	(1,194,818)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests	4	(4,416,619)	(3,683,997)
Acquisition of derivative royalty asset	5	(265,500)	-
Dividend received from Silverback	6	-	238,685
Net cash used in investing activities		(4,682,119)	(3,445,312)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options		168,343	742,004
Proceeds from exercise of share purchase warrants		2,432,914	2,660,172
Proceeds from ATM, net of share issue costs		2,864,210	-
Dividend paid	8	-	(1,244,857)
Proceeds from convertible loans facility		3,833,768	5,367,275
Repayment of loan principal		-	(2,044,357)
Interest paid		(219,164)	(460,037)
Finance charges paid		(187,680)	(334,410)
Net cash provided by financing activities		8,892,391	4,685,790

Effect of exchange rate changes on cash		65,934	25,335

Changes in cash during period		1,699,495	70,995
Cash, beginning of period		3,600,409	3,529,414
Cash, end of period		$5,299,904	$3,600,409

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States Dollars, except for share amounts)

	Number of	Share			Total
	shares	capital	Reserves	Deficit	equity
Balance as at May 31, 2019 (Restated Note 2(c))	33,138,247	63,685,213	5,262,898	(23,579,767)	45,368,344
Acquisition of royalty and other interests	359,695	2,116,972	-	-	2,116,972
Exercise of stock options	565,603	1,438,217	(696,214)	-	742,003
Exercise of share purchase and finder's warrants	959,698	3,163,293	(503,121)	-	2,660,172
Share-based payments - stock options	-	-	1,068,013	-	1,068,013
Share-based payments - restricted share units	90,805	290,135	206,604	-	496,739
Allocation of conversion feature net of taxes (Note 8)	-	-	1,557,347	-	1,557,347
Elimination of historic foreign currency adjustments	-	-	-	(285,462)	(285,462)
Dividend paid	-	-	-	(1,244,857)	(1,244,857)
Loss for the period	-	-	-	(4,422,527)	(4,422,527)
Balance as at May 31, 2020 (Restated Note 2(c))	35,114,048	70,693,830	6,895,527	(29,532,613)	48,056,744
Shares issued in ATM, net of issue costs	282,700	2,864,210	-	-	2,864,210
Acquisition of royalty and other interests (Note 4)	2,195,262	15,688,578	-	-	15,688,578
Committed shares not issued (Note 4)	-	-	4,111,181	-	4,111,181
Conversion on loan payable (Note 8)	1,258,992	5,736,480	(1,557,347)	-	4,179,133
Allocation of conversion feature net of taxes (Note 8)	-	-	697,663	-	697,663
Exercise of stock options	88,875	264,597	(96,254)	-	168,343
Exercise of share purchase warrants	724,170	2,657,062	(223,846)	-	2,433,216
Share-based payments - stock options	-	-	1,066,094	-	1,066,094
Share-based payments - restricted share units	75,000	225,426	340,612	-	566,038
Elimination of historic foreign currency adjustments	-	-	-	(700,514)	(700,514)
Loss for the period	-	-	-	(4,745,809)	(4,745,809)
Balance as at December 31, 2020	39,739,047	$98,130,183	$11,233,630	$(34,978,936)	$74,384,877

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in Canada, is a precious metals royalty and streaming company, who engages in the acquisition and management of precious metal royalties, streams, and similar production-based interests. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $34,978,936 as at December 31, 2020 (May 31, 2020 - $29,532,613) and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company's ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for the next twelve months.

In December 2019, the Company completed a consolidation of its common shares on the basis of one new share for four old shares (1:4) effective December 17, 2019 and the listing of its common shares on the NYSE effective January 8, 2020. All figures have been adjusted to reflect the one for four share consolidation.  In order to better align the Company’s reporting cycle with its peers and its royalty and stream partners, the Company changed its year-end to December 31, beginning with December 31, 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

The consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

(b) Basis of Preparation and Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These consolidated financial statements are presented in United States Dollars except as otherwise indicated.

(c) Foreign Currency Translation

Functional currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Commencing on September 1, 2020 (the "Effective Date"), the functional currency of the Company and its subsidiaries was reassessed as a result of a change in underlying transactions, events, and conditions. As a result of this reassessment the functional currency of the Canadian parent company and certain subsidiaries changed from the Canadian dollar to the United States dollar commencing on the Effective Date. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information. Determination of functional currency may involve certain judgements to determine the primary economic environment.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Presentation currency

On September 1, 2020, the Company elected to change its presentation currency from the Canadian dollar ("C$" or "CAD") to the United States dollar ("$" or "USD"). The change in presentation currency is to better reflect the Company's business activities and to improve investors' ability to compare the Company's financial results with other publicly traded businesses in comparable industries. The Company applied the change to the United States dollar presentation currency retrospectively, with prior period comparative information translated to the United States dollar at the foreign exchange rate of 1.3042 Canadian dollars per United States dollar.

From September 1, 2020, the United States dollar presentation currency is consistent with the functional currency of the Company. For periods prior to September 1, 2020, the statements of financial position for each period presented have been translated from the Canadian dollar presentation currency to the new United States dollar presentation currency at the rate of exchange prevailing on September 1, 2020.

Transactions and balances

Transactions in currencies other than the functional currency are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the consolidated statement of loss and comprehensive loss.

(d) Principles of Consolidation

These consolidated financial statements include the accounts of the parent company and its subsidiaries after eliminating intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

(e) Royalty, Stream, and Other Interests

Royalty, stream, and other interests consist of acquired royalty, stream, and other interests. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific royalty or stream asset are expensed in the period incurred.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Producing royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

On acquisition of a royalty or stream interest, an allocation of its fair value may be attributed to the exploration potential of the interest and is recorded as an exploration asset on the acquisition date. The carrying value of the exploration potential is accounted for in accordance with IFRS 6 Exploration and Evaluation of Mineral Resources ("IFRS 6") and is not depleted until such time as the technical feasibility and commercial viability have been established, at which point the value of the asset is accounted for in accordance with IAS 16 Property, Plant and Equipment ("IAS 16"). Upon demonstration of the technical and commercial feasibility of a project and a development decision, the carrying value related to that project is subject to an impairment test and is reclassified in accordance with IAS 16.

(f) Joint Operations

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company recognizes its direct right to the assets, liabilities, revenues, and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues, and expenses.

(g) Investments in Associates

Companies over which the Company has significant influence, but not control, are determined to be associates and accounted for using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company's share of earnings or losses and reduced by dividends received. The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and if the event or events have an impact on the estimated future cash flow of the investment. Objective evidence of impairment of an equity investment includes:

  Significant financial difficulty of the associated companies;
  Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or
  National or local economic conditions that correlate with defaults of the associated companies.

(h) Impairment of Royalty, Stream, and Other interests

The carrying amounts of non-financial assets, excluding deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the cash-generating unit ("CGU") level.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount. With respect to CGUs, impairment losses are allocated to reduce the carrying amounts of the assets of the CGU on a pro-rata basis. The future cash flows expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the Company's royalty, stream, and other production-based interests, respectively, that could affect the future recoverability of the Company's interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (a) net present value of estimated future cash flows; (b) dollar value per ounce or pound of reserve/resource; (c) cash-flow multiples; and/or (d) market capitalization of comparable assets.

Non-financial assets that have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized.

(i) Revenue Recognition

Revenue is comprised of revenue earned in the year from royalty, stream, and other interests. The Company recognizes revenue upon the transfer of control of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For stream interests, revenue recognition occurs when the relevant commodity received from the stream operator is delivered by the Company to its third-party customers. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the sales contract.

For royalty interests, revenue recognition occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

(j) Financial Instruments

All financial instruments are initially recorded at fair value and designated as follows:

Cash includes cash on account and is subsequently measured at amortized cost.

Trade receivables relate to amounts received from sales of refined gold and silver and royalty revenue. These receivables are non-interest bearing and are recognized at fair value and are subsequently measured at amortized cost. We have applied the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Marketable securities are designated as fair value through profit and loss ("FVTPL") unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income ("FVOCI"). Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the statement of financial position date.

Derivative royalty assets are designated as FVTPL.  Fair values are determine using a valuation model and inputs that are not based on observable market data.

Accounts payables, accrued liabilities, and loans payable are initially recorded at fair value, less transaction costs. These financial liabilities are subsequently measured at amortized cost, calculated using the effective interest rate method

(k) Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

(l) Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value based on closing price on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty's performance is complete.

The proceeds from the issue of units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values. The fair value of the common shares is based on the market closing price on the date of issuance and the fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(m) Earnings (loss) Per Share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(n) Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the consolidated statement of loss and comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(o) Share-based Payments

The Company grants stock options and restricted share units ("RSUs") to directors, officers, employees and consultants to acquire common shares of the Company. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee. The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods or services received.

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(p) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer ("CEO").

The Company operates in a single segment, the acquisition and management of precious metal royalties, streams, and similar production-based interests. In addition, the Company has corporate activities, which include the evaluation and acquisition of new precious metal royalties, streams, and similar production-based interests, treasury and finance, regulatory reporting, and corporate administration.

(q) Critical Accounting Estimates and Judgments

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below. The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

Royalty interests

The Company holds royalty interests in production stage mineral properties. The royalty interests are recorded initially at their costs and are being depleted using the units of production basis over the expected life of the related mineral property, which is determined using available estimates of future metal prices and future production. Proven and probable reserves and future production plans associated with the royalty interests as determined by the operators impact the measurement of the respective assets. These estimates affect the depletion of the royalty interests and the assessment of the recoverability of the carrying value of the royalty interests.

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's royalty interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its royalty interests. Internal sources of information that management considers include the indications of economic performance of the assets.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

In determining the recoverable amounts of the Company's royalty interests, management makes estimates of the discounted net cash flows expected to be derived from the Company's royalty interests, costs of disposal, and the appropriate discount rates and discount multiples that apply to the specific asset. Reductions in metal price forecasts, increases in estimated future costs of production for the mine operators, reductions in the amount of recoverable mineral reserves, mineral resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company's royalty interests.

Estimation of depletion

The Company's royalty, stream, and other production-based interests that generate economic benefits are considered depletable and are depleted on a unit-of-production basis over the ounces of production that are expected to generate the cash flows that will be attributable to the Company. These calculations require the use of estimates and assumptions, including the amount of contained metals, the recovery rates, and payable rates for the contained metals being treated through a milling or refining process. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Derivative royalty

The Company holds a derivative royalty asset which is carried at fair value at each period end.  In order to calculate the fair value at period end the Company uses a valuation model and is required to make estimates and assumptions on the timing of delivery of gold ounces, future gold price, as well as future currency exchange rates.  Changes to these assumptions may impact the fair value of the asset at period end, as well as the classification of the amount that is disclosed as current versus non-current.

Income taxes

The interpretation of existing tax laws or regulations in Canada, Australia, Argentina, Mexico, the United States, or any of the countries in which our property interests are located requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

Functional currency

The determination of an entity's functional currency requires judgment where the operations of the Company are changing, or currency indicators are mixed. Additionally, the timing of a change in functional currency is a judgment as the balance of currency indicators may change over time. The impact on the consolidated results from the change in functional currency is described in Note 2(c).

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

3. ACCOUNTS RECEIVABLE

	As at
	December 31,	May 31,
	2020	2020
Royalty, derivative royalty, and stream receivables	$1,547,895	$-
GST and other recoverable taxes	229,075	138,739
Other receivables	36,605	39,180
Total accounts receivable	$1,813,575	$177,919

As at December 31, 2020 and May 31, 2020, the Company did not have any royalty, derivative royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at December 31, 2020 and May 31, 2020, was $Nil.

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
	assets	assets	assets	Total
As at May 31, 2019	$2,773,923	$39,217,875	$1,146,051	$43,137,849
Alamos royalty portfolio acquisition	-	51,721	14,482	66,203
Fifteen Mile Stream (FMS) acquisition	-	406,431	-	406,431
NuevaUnión acquisition	-	1,059,449	-	1,059,449
Idaho Resources Corp. acquisition	-	-	4,417,921	4,417,921
Other additions	-	68,013	21,448	89,461
Depletion	(698,840)	-	-	(698,840)
Recoveries	-	-	(115,013)	(115,013)
Reclassification (Joaquin and COSE)	6,440,685	(6,440,685)	-	-
Currency adjustments	(306,258)	-	(80,988)	(387,246)
As at May 31, 2020	$8,209,510	$34,362,804	$5,403,901	$47,976,215
Wharf acquisition	5,899,822	-	-	5,899,822
Fosterville acquisition	-	5,224,664	-	5,224,664
La Fortuna acquisition	-	645,032	-	645,032
Genesis and GSI acquisitions	-	5,195,429	100,000	5,295,429
Functional currency change adjustments	(28,457)	(179,517)	(231,371)	(439,345)
Depletion (1)	(829,263)	(30,000)	(10,097)	(869,360)
As at December 31, 2020	$13,251,612	$45,218,412	$5,262,433	$63,732,457

Historical cost	$19,461,344	$45,248,412	$5,272,530	$69,982,286
Accumulated depletion	$(6,209,732)	$(30,000)	$(10,097)	$(6,249,829)

(1) Fixed royalty payments were received in relation to certain exploration and development assets. The depletion related to these payments was recorded based on the total fixed royalty payments expected to be received under each contract.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

(a) During the seven months ended December 31, 2020, the Company had the following acquisitions:

Wharf Acquisition

In June 2020, the Company closed an agreement to acquire an existing 1.0% Gross Value Return ("GVR") royalty interest on the operating Wharf Mine owned by Coeur Mining Inc from third parties. Under the terms of the agreement the third parties received cash of US$1.0 million and 899,201 common shares (valued at $5.52 per share on June 30, 2020) as consideration for the GVR. The Company incurred $149,102 in transaction costs associated with this transaction. The Wharf mine is an open pit, heap leach operation located in the Northern Black Hills of South Dakota and has been in production since 1983, as such the Wharf GVR has been classified as a producing asset upon acquisition.

Fosterville Acquisition

In September 2020, the Company closed an agreement with NuEnergy Gas Limited to acquire an existing 2.5% GVR royalty on the northern and southern portions of Kirkland Lake Gold Ltd.'s operating Fosterville mine ("Fosterville") in Victoria, Australia, for a total consideration of A$6.0 million, including A$2.0 million in cash and 467,730 common shares (valued at $8.10 per share on September 28, 2020). The Company incurred $86,010 in transaction costs associated with this transaction. Fosterville is a high-grade, low cost underground mine in Victoria, Australia which has been in production since 2005.

La Fortuna Acquisition

In October 2020, the Company exercised its option with Alamos Gold Corp. ("Alamos Gold") to acquire its 1.0% NSR royalty on the La Fortuna project ("La Fortuna") owned by Minera Alamos Inc. ("Minera Alamos") for aggregate consideration of $1.0 million.  As part of the Company's acquisition of a royalty portfolio from Alamos Gold announced in April 2019, the Company acquired an option to acquire the La Fortuna royalty, upon completion of satisfactory due diligence, for a deposit of $0.4 million in common shares of the Company.  The option allowed the Company to complete the acquisition for an additional $0.6 million in cash, which was paid on October 22, 2020 in full satisfaction of the acquisition price.  The Company incurred $45,032 in transaction costs associated with this transaction.  La Fortuna is a high-grade gold, silver, and copper mine in Durango, Mexico currently being moved towards a production decision by Minera Alamos.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

Genesis and GSI Acquisitions

In December 2020, the Company closed stock purchase agreements under which it acquired all outstanding common shares of Genesis Gold Corporation ("Genesis") and Geological Services Inc. ("GSI"). Under the terms of the stock purchase agreements, shareholders of Genesis and GSI received in aggregate $1.0 million and 401,875 common shares (valued at $10.23 per share on December 11, 2020). The common shares portion of the consideration was recognized in equity reserves at December 31, 2020 as committed shares not issued, the shares were issued on January 4, 2021.  The total consideration for the acquisitions is as follows:

Consideration paid
Cash paid	$1,000,000
Common shares committed	4,111,181
Acquisition costs	184,248
Total consideration paid	$5,295,429

Net assets acquired
Genesis and GSI NSR interests	$5,295,429
Total net assets acquired	$5,295,429

Collectively, Genesis and GSI held a portfolio of eleven NSR royalties. The aggregate purchase price of $5,295,429 was allocated to each royalty based on its proportionate fair value within the portfolio of assets acquired.  The Company acquired the following key NSR royalties:

Big Springs

A 2.0% NSR payable by Anova Metals Limited, on claims located on the Independence Trend north of the operating Jerritt Canyon Mine in Nevada, USA.

Caldera

A 1.0% NSR payable by Discovery Harbour Resources, on claims located less than 50km from Kinross Gold Corporation's Round Mountain mine in Nevada, USA.

Golden Dome

A 2.0% NSR (1.0% NSR on encumbered Golden Dome claims) payable by Anova Metals Limited, on claims located on the Independence Trend north of the operating Jerritt Canyon Mine in Nevada, USA.

Green Springs

A 2.0% NSR payable by Contact Gold Corp., on claims located southeast of Fiore Gold Ltd.'s producing Pan Mine and 45km south of Kinross Gold's Bald Mountain mine complex in Nevada, USA.

Pine Valley

A 3.0% NSR payable by Nevada Gold Mines, a joint venture between Barrick Gold Corporation and Newmont Corporation, on claims located south of the Goldrush Deposit along the Battle Mountain-Eureka Trend in Nevada, USA.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

(b) During the twelve months ended May 31, 2020, the Company had the following acquisitions:

IRC Acquisition

In May 2020, the Company closed its stock purchase agreement under which it acquired all outstanding common shares of Idaho Resources Corp. ("IRC"), who held two gross overriding return ("GOR") royalties. Under the terms of stock purchase agreement, shareholders of IRC received in aggregate US$2.0 million and 357,121 common shares (valued at $5.90 per share on May 22, 2020). The purchase price allocation for the IRC acquisitions is as follow:

Consideration paid
Cash paid	$2,147,523
Common shares issued	2,108,443
Acquisition costs	180,973
Total consideration paid	$4,436,939

Net assets acquired
Cash	$616
Marketable securities	18,402
IRC NSR interests	4,417,921
Total net assets acquired	$4,436,939

The Company acquired the following GOR interests:

Anglo/Zeke

A 0.5% GOR payable by Nevada Gold Mines, a joint venture between Barrick Gold Corporation and Newmont Corporation, on claims located southeast of the Cortez Operations and Goldrush project in Nevada, USA.

Red Hill

A 1.5% GOR payable by NuLegacy Gold Corporation, on claims located southeast of the Cortez Operations and Goldrush project and Anglo/Zeke claim in Nevada, USA.

NuevaUnión Acquisition

In February 2020, the Company entered into a purchase agreement, jointly with Nova Royalty Corp. ("Nova") (formerly BatteryOne Royalty Corp.), to acquire a 2.0% NSR on future gold production from a portion of the La Fortuna deposit and prospective exploration grounds forming part of the NuevaUnión copper-gold project ("NuevaUnión") located in Chile. NuevaUnión is jointly owned by Newmont Corporation and Teck Resources Limited. The aggregate consideration of $8.0 million is split between the purchasers, where the Company has agreed to pay 25% or $2.0 million.  On closing the Company paid $0.75 million in cash, in February 2021 paid $0.25 million in cash, and a further $0.5 million in cash and $0.5 million in common shares is payable upon the achievement of commercial production at the La Fortuna deposit. The Company paid $49,518 of acquisition costs related to this transaction.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

Alamos Royalty Portfolio Acquisition

Biricu

In June 2019, the Company issued 2,574 common shares (valued at $3.31 per share on June 20, 2019) for a 2.0% NSR royalty on the Biricu project, in connection to the same purchase and sale agreement dated April 2019.

Orion

In August 2019, the Company and Alamos amended the purchase and sale agreement dated April 2019 to remove one NSR royalty and include the purchase of the Orion NSR royalty for common shares of the Company, which is subject to closing conditions.

During the twelve months ended May 31, 2020, the Company paid $57,675 of acquisition costs.

Tower Mountain Acquisition

The Tower Mountain project located in Ontario, Canada was wholly-owned by ValGold Resources Ltd. ("ValGold"), who completed an Independent Mineral Resource Estimation report in February 2006 indicating inferred resource of 151,000 ounces in a bulk tonnage model within 7,150,000 tonnes at an average grade of 0.66 grams per tonne gold. In August 2019, the Company entered into an agreement to sell the Tower Mountain project for C$150,000 (offset against pre-production royalty payable to the original owner) and a 2.0% NSR royalty interest on the property was retained for the benefit of the Company.

Fifteen Mile Stream Acquisition

In August 2019, the Company entered into an agreement to acquire a 3.0% NSR royalty on the western half of the Plenty Zone and Seloam Brook prospect of St. Barbara Ltd.'s ("St. Barbara") Fifteen Mile Stream ("FMS") project for C$2.0 million; C$0.5 million of which was paid on signing of the agreement and C$1.5 million of which is conditional upon the achievement of certain milestones. This acquisition increased the Company's position at the FMS project. The Company incurred C$30,067 of acquisition costs related to this transaction.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

5. DERIVATIVE ROYALTY ASSET

In October 2020, the Company closed an agreement to acquire an existing 27.5% price participation royalty ("PPR") interest on the operating Higginsville Gold Operations ("Higginsville") owned by Karora Resources Inc. from the Morgan Stanley Capital Group, Inc. for total consideration of $6.9 million payable in common shares of the Company. The Company issued 828,331 common shares (valued at $8.38 per share on October 13, 2020) and incurred $265,500 in transaction costs associated with this transaction. Higginsville is a low-cost open pit gold operation in Higginsville, Western Australia.

The royalty is a 27.5% PPR royalty on the difference between the average London PM fix gold price for the quarter and A$1,340/oz on the first 2,500 ounces per quarter for a cumulative total of 34,000 ounces of gold.  As the amount received by the Company will vary depending on changes in the London PM fix gold price and the changes in the exchange rate between the A$ and the US$, the Company has recognized the Higginsville PPR as a derivative asset caried at fair value through profit and loss. As per IFRS 9, the Higginsville PPR was recognized as a derivative asset upon inception at $7.2 million, any cash received from the Higginsville PPR will be used to reduce the derivative asset, and at each period-end the Company will estimate the fair value of the Higginsville PPR using a valuation model with any changes between the estimated fair value and the carrying value flowing through profit or loss in the period.

The changes in the derivative royalty asset for the seven months ended December 31, 2020 were as follows:

Derivative
royalty asset
As at May 31, 2020	$-
Additions	7,203,474
Payments received or due under derivative royalty asset	(1,040,100)
Mark-to-market gain on derivative royalty asset	269,236
As at December 31, 2020	$6,432,610

Current portion	$2,416,461
Long - term portion	$4,016,149

At December 31, 2020, the key inputs used in the Company's valuation model for the Higginsville PPR derivate asset were:

  29,890 ounces of gold remaining to be delivered;
  Gold price estimates ranging from $1,773/oz to $1,936/oz; and
  U.S. Dollar to Australian Dollar exchange rate estimates ranging from A$1.35 to A$1.37 per $1.00.

Based on the valuation model the Company estimated the fair value at December 31, 2020 of $6,432,610 and recorded a mark-to-market gain on the Higginsville derivate asset of $269,236.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

6. INVESTMENT IN SILVERBACK

	As at
	December 31,	May 31,
	2020	2020
Opening balance	$1,516,672	$1,680,288
Income in Silverback for the period	152,179	75,069
Distribution	-	(238,685)
Ending balance	$1,668,851	$1,516,672

The Company, through its wholly-owned subsidiary, holds a 15% interest in Silverback Ltd. ("Silverback"), which is a privately held company, whose sole business is the receipt and distribution of the net earnings of the New Luika Gold Mine ("NLGM") silver stream. Distributions to the shareholders are completed on an annual basis at minimum. Given the terms of the shareholders' agreement governing the policies over operations and distributions to shareholders, the Company's judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate. Summarized financial information for the seven months ended December 31, 2020 and the twelve months ended May 31, 2020 of Silverback is as follows:

	Seven months	Twelve months
	ended	ended
	December 31,	May 31,
	2020	2020
Current assets	$1,983,260	$363,522
Non-current assets	1,635,599	2,349,324
Total assets	3,618,859	2,712,845
Total liabilities	(183,692)	(155,817)
Revenue from stream interest	1,649,612	1,650,490
Depletion	(588,391)	(1,065,514)
Net income and comprehensive income for the period	$1,014,554	$500,460

7. TRADE AND OTHER PAYABLES

	As at
	December 31,	May 31,
	2020	2020
Trade payables and accrued liabilities	$1,400,319	$1,004,123
Payables on acquisitions	250,000	250,000
Lease liability	-	2,976
Taxes payable	121,985	160,879
Total trade and other payables	$1,772,304	$1,417,978

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

8. LOANS PAYABLE

	Convertible	Other
	loan facility	loans	Total
As at May 31, 2019	$-	$2,146,124	$2,146,124
Additions	5,367,275	-	5,367,275
Allocation of conversion feature	(2,133,352)	-	(2,133,352)
Interest expense	647,466	53,545	701,011
Repayments	(357,819)	(2,146,575)	(2,504,394)
Currency translation adjustments	-	(53,094)	(53,094)
As at May 31, 2020	3,523,570	-	3,523,570
Conversion	(3,603,128)	-	(3,603,128)
Additions	3,833,768	-	3,833,768
Allocation of conversion feature	(955,703)	-	(955,703)
Interest expense	424,104	-	424,104
Interest payments	(219,164)	-	(219,164)
Foreign exchange adjustments	59,259	-	59,259
As at December 31, 2020	$3,062,706	$-	$3,062,706

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of C$12,000,000 with Beedie Capital ("Beedie") to fund acquisitions of new royalties and streams. The Loan Facility consisted an initial advance of C$7,000,000, with the remaining C$5,000,000 available for subsequent advances in minimum tranches of C$1,250,000. The facility carried an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal repayment due on April 21, 2023. Per the Loan Facility, at the option of Beedie, principal outstanding could be converted into common shares of the Company at a conversion price of C$5.56 per share. In August 2019, the Company drew down the initial advance of $5,367,275 (C$7,000,000), of which $3,233,923 was allocated to the liability portion and the residual value of $2,133,352 was allocated to the conversion feature as equity and a deferred tax liability of $576,050 related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized in equity reserves. The effective interest rate on the liability was 23.5% per annum, with an expected life of four years.

On August 6, 2020, the Company completed an amendment with Beedie on its Loan Facility (the "Loan Amendment").  As part of the Loan Amendment the following items of the Loan Facility were amended:

  Beedie converted C$6,000,000 of the C$7,000,000 drawn down on the Loan Facility in 2019 at a conversion price of C$5.56 per share for a total of 1,079,136 common shares of the Company.  The conversion price on the remaining C$1,000,000 will remain at C$5.56 per share;
  the Company drew down the remaining undrawn C$5,000,000 available from the Loan Facility and the conversion price for this drawn C$5,000,000 was repriced from C$5.56 to C$9.90 per share;
  the Loan Facility was increased by an aggregate C$20,000,000.  All future advances from the additional C$20,000,000 will have a minimum amount of C$2,500,000  and each advance will have its own conversion price based on a 20% premium to the 30-day Volume Weighted Average Price ("VWAP") of the Company's shares on the date of such advance;
  if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices;
  the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5% (previously 2.5%), the interest rate on all drawn funds will remain unchanged at 8.0%; and
  the maturity date remains unchanged with principal payment due April 21, 2023.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

8. LOANS PAYABLE (cont'd…)

Following this conversion and draw down, under the Loan Facility and the Loan Amendment (together the "Amended Loan Facility") the Company had C$1,000,000 outstanding with a conversion price of C$5.56, C$5,000,000 outstanding with a conversion price of C$9.90 per share, and had C$20,000,000 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

In August 2020, the Company drew down $3,833,768 (C$5,000,000) from the Amended Loan Facility of which $2,878,065 was allocated to the liability portion and the residual value of $955,703 was allocated to the conversion feature as equity reserves. A deferred tax liability of $258,040 related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately three years.

In August 2020, as per the terms of the Loan Amendment, Beedie converted C$6,000,000 of the initial draw-down on the Loan Facility in 2019 at a conversion price of C$5.56 per share for a total of 1,079,136 common shares of the Company.  Upon conversion the Company derecognized $3,084,141 from the liability, and $1,828,588 from equity reserves and transferred $4,912,729 to share capital.  The Company also recorded a deferred income tax expense of $409,423 with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in August 2019 upon the first draw-down.

In October 2020, as per the terms of the Loan Amendment, Beedie converted the remaining C$1,000,000 of the initial draw-down on the Loan Facility in 2019 at a conversion price of C$5.56 per share for a total of 179,856 common shares of the Company.  Upon conversion the Company derecognized $518,987 from the liability, and $304,764 from equity reserves and transferred $823,751 to share capital.  The Company also recorded a deferred income tax expense of $166,583 with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in August 2019 upon the first draw-down.

For the seven months ended December 31, 2020, the Company recognized finance charges of $187,680 (May 31, 2020 - $334,410) related to costs associated with the Amended Loan Facility, including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs.

9. REVENUE

	Seven months	Twelve months
	ended	ended
	December 31,	May 31,
	2020	2020
Royalty revenue
Wharf	$894,872	$-
COSE	237,228	47,321
Joaquin	85,707	21,896
Total royalty revenue	1,217,807	69,217
Stream revenue - Endeavor	-	2,699,607
Other fixed royalty payments	91,845	-
Total revenue	$1,309,652	$2,768,824

The Company operates in one industry and has one reportable segment, which is reviewed by the chief operating decision maker.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

10. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	Seven months	Twelve months
	ended	ended
	December 31,	May 31,
	2020	2020
Loss before income taxes	$(4,258,786)	$(4,702,285)
Canadian federal and provincial income tax rates	27.00%	27.00%
Expected income tax expense (recovery) at statutory income tax rate	(1,149,872)	(1,269,617)
Difference between Canadian and foreign tax rate	(77,921)	(14,199)
Permanent differences	411,581	502,848
Changes in unrecognized deferred tax assets	410,685	403,257
Other adjustments	892,550	97,953
Total income tax expense (recovery)	$487,023	$(279,758)

Current income tax expense (recovery)	$181,315	$(98,695)
Deferred income tax expense (recovery)	$305,708	$(181,063)

The current income tax expense (recovery) and deferred income tax expense (recovery) is in respect of the following geographic regions:

	Seven months ended December 31, 2020
			United States
	Canada	Australia	of America	Total
Current income tax expense	$-	$85,018	$96,297	$181,315
Deferred income tax expense	300,576	1,065	4,067	305,708
Total income tax expense	$300,576	$86,083	$100,364	$487,023

	Twelve months ended May 31, 2020
			United States
	Canada	Australia	of America	Total
Current income tax expense (recovery)	$-	$(98,695)	$-	$(98,695)
Deferred income tax expense (recovery)	(576,004)	394,941	-	(181,063)
Total income tax expense (recovery)	$(576,004)	$296,246	$-	$(279,758)

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

10. INCOME TAXES (cont'd…)

The composition of the Company's net deferred income tax asset (liability) that has been recognized is as follows:

	As at December 31, 2020
			United States	Total
	Canada	Australia	of America
Deferred tax assets:
Mineral expenditures and capital assets	$1,208,361	$-	$4,109	$1,212,470
Share issue costs	133,563	-	-	133,563
Non-capital losses and others	3,958,388	-	-	3,958,388
	5,300,312	-	4,109	5,304,421
Unrecognized deferred tax assets	(5,066,922)	-	-	(5,066,922)
Deferred tax liabilities	(233,390)	(507,291)	(8,176)	(748,857)
Net deferred income tax liability	$-	$(507,291)	$(4,067)	$(511,358)

	As at May 31, 2020
			United States
	Canada	Australia	of America	Total
Deferred tax assets:
Mineral expenditures and capital assets	$1,181,258	$-	$-	$1,181,258
Share issue costs	130,388	-	-	130,388
Non-capital losses and others	3,908,148	-	-	3,908,148
	5,219,794	-	-	5,219,794
Unrecognized deferred tax assets	(4,818,605)	-	-	(4,818,605)
Deferred tax liabilities	(401,189)	(506,291)	-	(907,480)
Net deferred income tax liability	$-	$(506,291)	$-	$(506,291)

The Company's significant temporary differences, unused tax credits, and unused tax losses that have not been recognized as deferred income tax assets are as follows:

	Mineral expenditures and other capital assets	Share issue costs	Non- capital losses and others	Total
Expiry 2026 to 2040	$-	$494,677	$11,870,110	$12,364,787
No expiry date	4,475,412	-	4,694,775	9,170,187

Tax attributes are subject to review, and potential adjustments, by tax authorities.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

11. SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value.

(a) Issued Share Capital

As at December 31, 2020, the Company had 39,739,047 common shares issued and outstanding (May 31, 2020 - 35,114,048).

During the seven months ended December 31, 2020, the Company:

  issued 282,700 common shares in the ATM at an average price of $10.58 per share for gross proceeds of $3.0 million, with aggregate commissions paid or payable to the agents and other share issue costs of $0.1 million, resulting in aggregate net proceeds of $2.9 million;
  issued 2,195,262 common shares for the acquisition of royalty and other interests;
  issued 1,258,992 common shares related to the partial conversion of the Loan Facility;
  issued 724,170 common shares related to the exercise of share purchase warrants; and
  issued 163,875 common shares related to the vesting of RSUs, and the exercise of stock options.

During the twelve months ended May 31, 2020, the Company:

  issued 359,695 common shares for the acquisition of royalty and stream interests;
  issued 959,698 common shares related to the exercise of share purchase warrants; and
  issued 656,408 common shares related to the vesting of RSUs, and the exercise of stock options.

(b) Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

The continuity of stock options for the seven months ended December 31, 2020 was as follows:

	Weighted
	average
	exercise price	Number
	(C$)	outstanding
As at May 31, 2019	$2.30	2,171,873
Granted	7.66	600,000
Exercised	1.71	(565,603)
Cancelled/Expired	2.32	(3,125)
As at May 31, 2020	$3.91	2,203,145
Granted	12.85	420,000
Exercised	2.44	(88,875)
As at December 31, 2020	$5. 44	2,534,270

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

11. SHARE CAPITAL (cont'd…)

As at December 31, 2020, the weighted average remaining life of the stock options outstanding was 3.01 years (May 31, 2020 - 3.21 years). The Company's outstanding and exercisable stock options as at December 31, 2020 and their expiry dates are as follows:

	Exercise
	price	Number	Number
Expiry date	(C$)	outstanding	exercisable
July 15, 2021	$0.84	41,666	41,666
November 30, 2021	1.32	116,666	116,666
March 6, 2022	2.32	93,750	93,750
July 31, 2022	2.16	401,000	401,000
March 1, 2023	2.56	231,500	231,500
September 17, 2023	2.92	320,313	320,313
January 4, 2024	3.24	309,375	215,627
January 15, 2025	7.66	600,000	150,000
November 6, 2025	12.85	420,000	-
		2,534,270	1,570,522

(c) Share Purchase Warrants

The continuity of share purchase warrants for the seven months ended December 31, 2020 was as follows:

	Weighted
	average
	exercise price	Number
	(C$)	outstanding
As at May 31, 2019	$3.95	1,690,893
Exercised	3.62	(959,698)
As at May 31, 2020	4.39	731,195
Exercised	4.39	(724,170)
Expired	4.68	(7,025)
As at December 31, 2020	$-	-

On August 6, 2020, pursuant to the terms of the underlying agreements, the Company announced the acceleration of the expiry dates of certain warrants to September 4, 2020, in prior periods these warrants had expiry dates of December 31, 2020 and January 4, 2021.  As at December 31, 2020, the Company has no share purchase warrants outstanding.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

11. SHARE CAPITAL (cont'd…)

(d) Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 800,000. The vesting terms, if any, are determined by the Company's Board of Directors at the time of issuance. The continuity of RSUs for the seven months ended December 31, 2020 was as follows:

Number
outstanding
As at May 31, 2019	-
Granted	171,805
Exercised	(90,805)
As at May 31, 2020	81,000
Granted	205,000
Vested	(75,000)
As at December 31, 2020	211,000

(e) Share-based Payments

The Company has an incentive stock option plan whereby the Company may grant share options to employees, directors, officers, and consultants of the Company. During the seven months ended December 31, 2020, the Company granted 420,000 stock options (May 31, 2020 - 600,000) with a weighted-average exercise price of C$12.85 (May 31, 2020 - C$7.66) and a fair value of $2,065,032 or $4.92 per option (May 31, 2020 - $1,738,607 or $2.90). The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Seven months	Twelve months
	ended	ended
	December 31,	May 31,
	2020	2020
Risk free interest rate	0.40%	1.54%
Expected dividend yield	0%	0.63%
Expected stock price volatility	58%	60%
Expected life in years	5	5
Forfeiture rate	0%	0%

For the seven months ended December 31, 2020, in accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $1,066,094 (May 31, 2020 - $1,068,013) with an offsetting credit to reserves.

For the seven months ended December 31, 2020, in accordance with the vesting terms of the RSUs granted, the Company recorded a charge to share-based payments expense of $566,038 (May 31, 2020 - $496,739) with offsetting credits of $225,426 and $340,612 (May 31, 2020 - $290,135 and $206,604) to share capital and reserves, respectively.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

12. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Seven months	Twelve months
	ended	ended
	December 31,	May 31,
	2020	2020
Salaries and fees (1)	$865,052	$880,556
Share-based payments	1,175,647	1,297,981
	$2,040,699	$2,178,537

(1) The services of the Chief Financial Officer ("CFO") of the Company were previously provided through a management services company, Seaboard Services Corp., which bills the Company for various administrative and regulatory services on a monthly basis and included within the monthly amount was the cost of the CFO which is not billed separately. For the seven months ended December 31, 2020, the Company was billed $77,698 (May 31, 2020 - $133,415) by the management services company and part of that amount was for the CFO services, such amount is not included in the table above.  The Company hired a full-time CFO in November 2020 and is no longer using the management services company to provide the services of a CFO.

As at December 31, 2020, the Company had $451,105 (May 31, 2020 - $452,658) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at December 31, 2020, the Company had $36,605 (May 31, 2020 - $nil) due from directors and management related to the payment of withholding amounts.  As at December 31, 2020, the Company had $2,274 (May 31, 2020 - $Nil) due to Nova Royalty Corp., which is related to the Company by virtue of having two common directors on the respective boards of directors.

13. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the seven months ended December 31, 2020, the Company:

a) issued 1,258,992 common shares, valued at $5,736,480, for the partial conversion of the Loan Facility (Note 8);

b) issued 899,201 common shares, valued at $4,964,152, for the acquisition of the Wharf GVR (Note 4);

c) issued 467,730 common shares, valued at $3,786,452, for the acquisition of the Fosterville NSR (Note 4);

d) issued 828,331 common shares, valued at $6,937,974, for the acquisition of the Higginsville PPR (Note 5);

e) recognized $4,111,181 in reserves as committed shares not issued for the acquisition of Genesis and GSI (Note 4).  The shares were issued in January 2021;

f) reallocated $225,426 from reserves for 75,000 RSUs that vested;

g) reallocated $96,254 from reserves for 88,875 stock options exercised; and

h) reallocated $223,846 from reserves for 724,170 share purchase warrants exercised.

During the twelve months ended May 31, 2020, the Company:

a) issued 357,121 common shares, valued at $2,108,443, for the acquisition of IRC (Note 4);

b) issued 2,574 common shares, valued at $8,529, for the acquisition of the Alamos NSR (Note 4);

c) recognized $250,000 of accounts payable for the acquisition of NuevaUnión NSR (Note 4);

d) entered into an agreement to sell the Tower Mountain project for $115,013 (offset against pre-production royalty payable to the original owner) and a 2.0% NSR royalty interest on the property (Note 4);

e) issued 90,805 common shares, valued at $290,135, for RSUs that vested;

f) reallocated $696,214 from reserves for 565,603 stock options exercised; and

g) reallocated $503,121 from reserves for 959,698 share purchase warrants exercised.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

14. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	December 31,	May 31,
	2020	2020
Financial assets
Amortized cost:
Cash	$5,299,904	$3,600,409
Royalty, derivative royalty, and stream receivables	1,547,895	-
Other receivables	265,680	39,180
Fair value through profit or loss:
Derivative royalty asset	6,432,610	-
Marketable securities	43,984	27,603
Total financial assets	$13,590,073	$3,667,192

Financial liabilities
Amortized cost:
Trade and other payables	$1,772,304	$1,254,123
Loans payable	3,062,706	3,523,570
Total financial liabilities	$4,835,010	$4,777,693

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. Royalty, derivative royalty and stream receivables that reflect amounts that are receivable to the Company without further adjustments are classified as amortized cost. The fair value of the Company's loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates. The derivative royalty asset was valued using inputs that are not observable, including a gold forward price curve, US$/A$ foreign exchange rates based on forward curves, and an estimated discount rate (Note 5). Therefore, the derivate royalty asset is classified within Level 3 of the fair value hierarchy.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

14. FINANCIAL INSTRUMENTS (cont'd…)

Capital risk management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at December 31, 2020 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liability are disclosed in Note 8. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at December 31, 2020, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of approximately $22,990.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 AND THE TWELVE MONTHS ENDED MAY 31, 2020
(Expressed in United States Dollars, unless otherwise indicated)

15. COMMITMENTS

As at December 31, 2020, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	4 years	Total
Trade and other payables	$1,522,304	$-	$-	$1,522,304
Loans payable principal and interest payments	549,797	4,644,108	-	5,193,905
Payments related to acquisition of royalties and streams	250,000	-	-	250,000
Tot al commitments	$2,322,101	$4,644,108	$-	$6,966,209

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests as disclosed in Note 4.  However, these payments are subject to certain triggers or milestone conditions that have not been met as of December 31, 2020.

16. EVENTS AFTER REPORTING DATE

Subsequent to December 31, 2020, the Company had the following transactions:

a) Amalgamated Kirkland Acquisition - acquired an existing 0.45% NSR royalty on Agnico Eagle Mines Ltd.'s Amalgamated Kirkland property in its Kirkland Lake project and an existing 0.45% NSR royalty on Kirkland Lake Gold's North Amalgamated Kirkland property at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash;

b) Del Carmen Acquisition – acquired an existing 0.5% NSR royalty on Barrick Gold Corp.’s Del Carmen, which is part of the 9Moz Au Alturas-Del Carmen project in the prolific El Indio belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C$1.6 million in cash;

c) Tocantinzinho Acquisition - acquired an existing 0.75% GVR royalty on Eldorado Gold Corp.'s 2Moz Au Tocantinzinho project located in the prolific Tapajos district in the State of Para in northern Brazil, from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash, of which $6.0 million was paid upon closing and the remaining $3.0 million is payable 60 days after closing;

d) CentroGold Acquisition - acquired an existing 1%-2% NSR royalty on OZ Minerals 1.7Moz Au CentroGold (Gurupi) project located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. for total consideration of $7.0 million in cash and with additional potential payments of up to $11.0 million in shares and cash subject to the completion of certain milestones;

e) Beedie Loan Conversion and Drawdown - In March 2021, Beedie converted the C$5.0 million outstanding at the time at C$9.90 per share for a total of 505,050 common shares and the Company drew down an additional C$5.0 million from the Amended Loan Facility with a conversion price of C$14.30 per share. Following the conversion and the additional drawdown, the Company has a total of C$5.0 million outstanding and C$15.0 million available on standby under the Amended Loan Facility; and

f) Distributed an additional 1,018,893 common shares through the ATM program for gross proceeds of $9.9 million. In total the Company has distributed 1,301,593 common shares through the ATM program for gross proceeds of $12.9 million.